  EXHIBIT 99.1

October 29, 2018

CORAL GOLD PROVIDES 3RD QUARTER 2018 EXPLORATION UPDATE ON ROBERTSON

Coral Gold Resources Ltd. (TSX-V: CLH; OTCQX: CLHRF) (“Coral” or the “Company”) is pleased to announce that Barrick Cortez Inc. (“Barrick”) recently provided an update of their continuing work at the Robertson Property, Nevada, during the third quarter of 2018, as follows:

•	The Robertson Minex, PFS Engineering & Permitting Stage II AFE was approved
•	Work completed or in progress concerning the Robertson Project in Q3 2018:

o	2018 Core drilling program began mid-August
•	27 k ft of drilling planned
•	Safe and on schedule

o	Baseline studies in progress
o	Metallurgical testing results for the 2017 drill core composites completed
o	PFS work on schedule and budget

In summary, during Q3 2018 the team focused on managing the drill program and keeping the baseline studies, PFS on schedule and budget.

“Since acquiring Robertson in 2017, Barrick has been aggressively advancing the project forward,” said David Wolfin, Coral’s President & CEO. “With Barrick’s commitment, extensive resources and world class expertise behind the Robertson project, Coral shareholders can feel confident that the project’s full potential will be realized in an efficient and timely manner. Our sliding-scale royalty on Robertson has the potential to be a major growth catalyst for Coral, especially once the pre-feasibility study is complete and the property’s value is fully understood.”

New Orleans Investment Conference & Robertson Property Mine Site Visit

Coral will be attending the New Orleans Investment Conference from November 1 to 4, 2018, and on November 14, 2018, the Management will be visiting the Robertson Property mine site to review the progress of the drill program.

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About Coral Gold Resources Ltd.

Coral Gold Resources is a precious metals exploration company, where it has explored one of the world’s richest gold districts in Nevada for over 30 years. The Company's primary asset is a sliding scale net smelter returns production royalty on Barrick’s Robertson Property in Nevada.

Coral will receive a sliding scale 1% to 2.25% net smelter returns royalty (the “NSR”) on the Robertson Property, payable quarterly, subject to potential advance royalty payments as outlined below, as well as a right of first refusal enabling Barrick to acquire the NSR in the event that the Company wishes to sell the NSR to any third party.

The sliding scale NSR rate will be determined based on the observed gold price during each quarterly period based on the average LBMA Gold Price PM during the quarterly period, as follows:

Average Gold Price/Oz During the Quarter (USD)	Applicable NSR Royalty Rate
Up to and including $1,200.00	1.00%
$1,200.01 to $1,400.00	1.25%
$1,400.01 to $1,600.00	1.50%
$1,600.01 to $1,800.00	1.75%
$1,800.01 to $2,000.00	2.00%
Over $2,000.00	2.25%

The Company also holds a portfolio of strategically-located exploration projects near Barrick’s Pipeline/Cortez Mine Complex on Nevada’s Battle Mountain/Cortez Trend. Our overall objective is to generate long-term wealth for shareholders.

ON BEHALF OF THE BOARD

“David Wolfin”

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David Wolfin, President & Chief Executive Officer

Coral Gold Resources Ltd.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This release contains statements that are forward-looking statements and are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

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